UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2024

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            ☒                 Form 40-F            ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, including the information set forth in Exhibit No. 1, but excluding the information set forth in Exhibit No. 2 and Exhibit No. 3 shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

The financial information for the three months ended June 30, 2024 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarterly period ended June 30, 2024. Any other financial information provided as at a date after March 31, 2024 has not been audited or reviewed by any independent registered public accounting firm either. The information contained in this Report is based on management’s current information, including management’s view of a wide variety of significant business, economic and competitive risks and uncertainties. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for.

Content in this announcement principally covers and compares the three months ended June 30, 2024 (“3Q24”) and first half 2024 (“1H24”) quarterly average periods unless otherwise stated. The 1H24 quarterly averages have been calculated using the simple arithmetic average of each financial item for the three months ended December 31, 2023 and the three months ended March 31, 2024. All amounts are in Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items, are not defined by Australian Accounting Standards (“AAS”). These non-AAS measures are identified and described in the ‘Introduction – Non-AAS financial measures’ section in Westpac’s 2024 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission.

On August 19, 2024, Westpac Group (“Westpac” or “the Group”) provided the market with an update of its performance for 3Q24. The update coincided with the release of Westpac’s Pillar 3 Report for 3Q24.

Westpac 3Q24 update

The Group delivered unaudited net profit of $1.8 billion for 3Q24, which was up 6% compared to the first half 2024 quarterly average. Excluding the impact of Notable Items, related solely to hedge accounting which will reverse over time, unaudited net profit increased 2% to $1.8 billion. The slight decline in pre-provision profit was more than offset by a reduction in impairment charges.

Operating momentum was positive with customer deposit growth of $15.4 billion and loan growth of $14.7 billion for 3Q24.

Operating trends

The Group net interest margin (“NIM”) for 3Q24 was 1.92% and comprised of:

•	Core NIM[1] of 1.82%, up 2 basis points, reflecting the benefit of higher earnings on capital and hedged deposits;

•	Treasury and Markets income of 12 basis points, down 2 basis points; and

•	Hedging items, that will reverse over time, which detracted 2 basis points.

Net interest income increased by 2% in 3Q24, reflecting both higher net interest margin and loan growth.

Non-interest income declined by 4% in the quarter on lower financial markets revenue.

Expenses increased by 2% in 3Q24 due to higher investment spend which is expected to be weighted towards the second half 2024, along with ongoing inflationary pressures particularly in technology services.

Impairment charges to average loans of 4 basis points in 3Q24 were down from 9 basis points compared with 1H24, reflecting an improvement in the economic outlook.

Financial strength

The Group net stable funding ratio was 113% for 3Q24.

Group credit impairment provisions were $5.1 billion as at June 30, 2024. The ratio of collectively assessed provisions to credit risk weighted assets decreased slightly to 1.34% as at June 30, 2024.

Financial summary2

			Excluding Notable Items
$bn	3Q24	% movement 3Q24 - 1H24 qtr average	3Q24	% movement 3Q24 - 1H24 qtr average
Net interest income	4.7	2	4.7	-
Non-interest income	0.7	(4)	0.7	(4)
Net operating income	5.4	1	5.4	-
Operating expenses	(2.7)	2	(2.7)	2
Pre-provision profit	2.6	1	2.7	(2)
Impairment charges	(0.1)	(58)	(0.1)	(58)
Tax and non-controlling interests (“NCI”)	(0.8)	4	(0.8)	2
Net profit after tax	1.8	6	1.8	2
Return on equity (“ROE”)	10.0%	69bps	10.1%	36bps

1 Core net interest margin is calculated by excluding Notable Items and Treasury and Markets.

2 Table may not add up due to rounding.

Quarterly net profit3

					Excluding Notable Items
$bn	1Q24	2Q24	1H24 qtr average	3Q24	1Q24	2Q24	1H24 qtr average	3Q24
Net interest income	4.3	4.8	4.6	4.7	4.7	4.7	4.7	4.7
Non-interest income	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7
Net operating income	5.0	5.5	5.3	5.4	5.4	5.4	5.4	5.4
Operating expenses	(2.7)	(2.7)	(2.7)	(2.7)	(2.7)	(2.7)	(2.7)	(2.7)
Pre-provision profit	2.4	2.8	2.6	2.6	2.7	2.7	2.7	2.7
Impairment charges	(0.2)	(0.2)	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)	(0.1)
Tax and NCI	(0.7)	(0.8)	(0.7)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Net profit after tax	1.5	1.8	1.7	1.8	1.8	1.7	1.8	1.8
ROE	8.3%	10.3%	9.3%	10.0%	9.8%	9.7%	9.8%	10.1%

Index to Exhibits

Exhibit No.	Description

1	Westpac Group June 2024 Pillar 3 Report
2	ASX Release – Westpac 3Q24 Update
3	ASX Release – Westpac 3Q24 Investor Discussion Pack

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our current intent, belief or expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’ or other similar words, are used to identify forward-looking statements. These statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based upon management’s current expectations and beliefs concerning future developments and their potential effect upon us.

3 Table may not add up due to rounding.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2024 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others relying on information in this Report should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions, or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	August 19, 2024	By:	/s/ Esther Choi
Esther Choi
Tier One Attorney